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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

August 18, 2017

VIA EDGAR

Jeff Long
Office of the Chief Accountant
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Griffin Institutional Access Credit Fund with respect to its proposed reorganization with Griffin Capital BDC Corp. (formerly known as Griffin-Benefit Street Partners BDC Corp.) (Securities Act File No. 333-217926)

Dear Mr. Long:

This letter responds to the comments provided telephonically by the staff of the Office of the Chief Accountant within the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced registration statement filed on Form N-14 (the “Registration Statement”). The Registration Statement relates to the proposed acquisition by Griffin Institutional Access Credit Fund (the “Registrant” or the “Acquiring Fund”) of all of the assets of Griffin Capital BDC Corp. (formerly known as Griffin-Benefit Street Partners BDC Corp.) (the “Company”) in exchange for the assumption of certain liabilities of the Company and shares of the Acquiring Fund. Any terms not defined herein have the same meanings as given to such term in the Registration Statement.

For your convenience, the substance of the Staff’s comments have been restated below. The Registrant’s response to each comment immediately follows the restated comment.

Comment: Please revise the title of the pro-forma Statement of Operations of the Registrant that is included in the Registration Statement to reflect the correct period.

Response: The title of the pro-forma Statement of Operations has been revised accordingly.

Comment: Please include the expense examples of the Registrant for 5 and 10 years.

Response: The expense examples have been added to the Registration Statement.

Anchorage | Atlanta | Austin | Boston | Chicago | Dallas | Denver | Fort Lauderdale | Jacksonville | Lakeland | Los Angeles | Miami
New York | Northern Virginia | Orlando | Portland | San Francisco | Tallahassee | Tampa | Washington, D.C. | West Palm Beach

Jeff Long
Office of the Chief Accountant
Division of Investment Management
 Securities and Exchange Commission
August 18, 2017

Comment: Please revise the comparative fee table in the Registration Statement (the “Fee Table”) to reflect the expenses of the Company on a gross basis.

Response: The Fee Table has been revised accordingly.

Comment: Please revise the Fee Table to remove any dashes.

Response: The Fee Table has been revised accordingly.

Comment: Please confirm whether or not the Registrant anticipates a capital gain or loss in connection with the repositioning of the investment portfolio of the Company.

Response: The Registrant anticipates that the repositioning of the investment portfolio of the Company will result in a capital loss.

* * *

Should you have any questions concerning the above, please call the undersigned at 404.817.8531.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis